--------------------------------------------------------------------------------


                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             dated December 13, 2002


                         Commission File Number 1-15184

                                   SADIA S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                       (Translation of Registrant's Name)

                            Rua Fortunato Ferraz, 659
                          Vila Anastacio, Sao Paulo, SP
                                05093-901 Brazil
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X    Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ____         No  X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

--------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 13, 2002

                                        SADIA S.A.




                                        By:    /s/ Luiz Gonzaga Murat Junior
                                           -------------------------------------
                                           Name:   Luiz Gonzaga Murat Junior
                                           Title:  Chief Financial Officer

                                INDEX of EXHIBITS


EXHIBIT                               DESCRIPTION

   1 Press release informing Sadia's Gross Operating Revenue from both Domestic and Export Sales and Total Revenues for October 2002; and

   2                                  Press release related to Sadia's 3rd
                                      Quarter information.